June 19, 2006
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Sucampo Pharmaceuticals, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
Submitted herewith for filing on behalf of Sucampo Pharmaceuticals, Inc. (the “Company”) is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $86,250,000 of shares of Class A common stock of the Company.
This filing is being effected by direct transmission to the Commission’s EDGAR System. On June 15, 2006, in anticipation of this filing, the Company caused the filing fee of $9,229 to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.
The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.
Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Securities and Exchange Commission
June 19, 2006

Please contact the undersigned, D. Bryant Morris (202/663-6058) or Rachel Nelson (202/663-6416) with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Brent B. Siler
Brent B. Siler

cc:	Dr. Sachiko Kuno Ms. Mariam Morris